June 3, 2005

Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
Robert Copple
Senior Vice President and Treasurer
Cinemark USA, Inc.
3900 Dallas Parkway, Suite 500
Plano, Texas 75093

RE:	Cinemark USA, Inc. (the "Company")
	Form 10-K for the year ended December 31, 2004
	File No. 033-47040

Dear Mr. Copple:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,


								Joseph Foti
      Senior Assistant Chief Accountant